EXHIBIT 99.1

BRAZAURO RESOURCES CORPORATION

Management’s Discussion & Analysis
For the Years Ended January 31, 2010, 2009 and 2008
As of May 13, 2010

The following discussion should be read in conjunction with the information contained in the consolidated financial statements.

Forward-Looking Statements

Certain statements in this Management’s Discussion and Analysis constitute “forward-looking statements”.  These forward-looking statements are subject to various risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to, items discussed below in Risk Factors in this Management’s Discussion and Analysis.  The use in this Management’s Discussion and Analysis of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of its exploration Properties.

A.  Business Overview and Summary

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential.  The Company holds interests in properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Company’s mission is to discover and outline significant gold mineralization at its projects to bring on a major mining partner for development of its Properties.  Upon acquisition of an exploration property, the Company typically performs geologic evaluation and exploration efforts to determine if the project warrants further work including, but not limited to geologic mapping and sampling, geophysical surveys, and drilling.  The Company will continue to pursue mineral exploration prospects, focusing on the Tapajós and on a worldwide basis as opportunities arise, subject to adequate acquisition and exploration funding.

The Tapajós Gold District has a rich history of alluvial gold production.  During the 1970’s and 1980’s, the Tapajós area annually produced approximately 30% to 40% of Brazil’s total gold output.  Geologically, the Tapajós region is situated within the gold-productive, Archaean to Middle Proterozoic-aged Brazilian Shield that extends from Brazil through Guyana and into Venezuela.  In the immediate area of the Company’s projects, granitic basement rocks are intruded by subvolcanic andesitic and rhyolitic bodies, all of lower Proterozoic age.  The widespread alluvial gold deposits point to the area’s strong bedrock exploration potential.

One of the Company’s properties is in an advanced stage and two economic assessment studies have found the project to be commercially viable. The rest of the Company current properties are in the exploration stage and have not been proven to be commercially developable to date.  The Company’s existing properties are gold prospects in Brazil which were acquired between fiscal years 2004 and 2010.  The Company defers and capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties.  When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off.  The net capitalized cost of each mineral property is periodically compared to management’s estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral (“DNPM”).  The Company’s holds exploration licenses or applications for exploration licenses granted by the DNPM for the Tocantinzinho, Bom Jardim, Agua Branca, Piranhas and Andorinhas Properties.   Certain of the licenses for the Tocantinzinho Property are subject to periodic requirements for renewal, and the Company anticipates receiving the renewals in the 2010 calendar year.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances.

B.  Selected Annual Information

Since its formation, the Company’s activities have consisted primarily of acquiring interests in mineral properties, exploration of those properties and acquiring financing for such purposes.  Consequently, the selected consolidated financial data may not indicate the Company’s future financial performance.  The Company’s consolidated financial statements and all other information included in this Management’s Discussion and Analysis are prepared using Canadian generally accepted accounting principles.

Selected Consolidated Financial Data

	2010	2009	2008
	(000’s except for net loss per common share data)
Operating revenues	-	-	-
Write-down of mineral properties	-	21	685
Net loss for the year	(4,641)	(3,280)	(4,481)
Basic and diluted net loss per share	(0.05)	(0.04)	(0.06)
Working capital	4,893	4,586	3,005
Total assets	35,922	35,315	30,640
Total liabilities	855	1,853	2,671
Net assets	35,066	33,462	27,969
Common share capital	86,516	82,106	74,807
Dividends per share	-	-	-
Weighted average shares outstanding	87,126	81,054	74,837

Mineral Properties and Deferred Expenditures

The Company’s mineral properties and deferred expenditures increased to $30,138,894 at January 31, 2010 from $28,809,952 at January 31, 2009 as a result of acquisition costs totaling $179,139 and exploration costs totaling $1,149,803 related to the activities on the Company’s Brazilian properties.  As of January 31, 2010, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,225,391.  The capitalized costs related to the Company’s properties Bom Jardim, Piranhas and Agua Branca, totaled approximately $1,162,000; $493,000 and $216,000; respectively, as of January 31, 2010.  The capitalized costs related to the Company’s remaining property Andorinhas, totaled approximately $42,000 as of January 31, 2010.

The Company’s mineral properties and deferred expenditures increased to $28,809,952 at January 31, 2009 from $25,872,047 at January 31, 2008 as a result of acquisition costs totaling $213,571 and exploration costs totaling $2,745,256 related to the activities on the Company’s Brazilian properties, less the write-off of the exploration costs related to the Crepori Property of $20,922.  As of January 31, 2009, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,111,113.  The capitalized costs related to the Company’s property, the Bom Jardim Property, totaled approximately $594,000 as of January 31, 2009.  The capitalized costs related to the Company’s remaining two properties, the Piranha and Andorinhas Properties, totaled approximately $105,000 as of January 31, 2009.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties.  The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company.  Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company.  Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars. Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations.  The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party.  Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, which was paid on the due dates in February 2008 and 2009.

During fiscal 2008 the Company made the final option payment of $150,000 (U.S.) and 700,000 common shares of the Company due under the Option Agreement to acquire the Tocantinzinho Properties dated August 2003.  Additionally, in fiscal 2008 the Company incurred acquisition costs totaling approximately $1,290,000 (U.S.) related to the Tocantinzinho Properties, which primarily represent payments for mineral rights under the Underlying Agreements discussed in Note 6 to the Consolidated Financial Statements.

Since 2004, 159 drill holes have been completed on the Tocantinzinho project by the Company and Eldorado. In addition, a resource of over 2.28 million gold ounces has been established and two Preliminary Economic Assessments (PEA) have been completed, both finding the project to be commercially viable.

In December 2006, the Company received a NI 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties, and another two, in August 2007 and December 2007.  Additionally, the Company commissioned an independent, preliminary scoping study at the Tocantinzinho Properties, and results from the study were released in the third fiscal quarter of 2008.  In the fourth quarter of fiscal 2008, the Company commissioned and received an additional preliminary scoping study at the Tocantinzinho Properties, and results from that study were released in December 2007.

During fiscal 2009 the Company completed an 8,500 meter core drilling campaign on the Tocantinzinho Property that was designed to upgrade inferred resources to the indicated category and to probe deeper into the mineralized zone with a view to increasing the total resources down to the level of 300 meters below surface.  Results of the 26 drill holes completed in the fiscal 2009 drilling campaign were released in October, 2008.

In January 2010 the Company announced the results of an updated PEA that confirms the economic viability and technical aspects of the Company’s 100%-owned Tocantinzinho property. The updated PEA was conducted by NCL Brasil Ltda. and builds on the assessment announced by the Company in December

2007.  It includes a detailed mine plan, enhanced engineering studies and committed budget proposals from suppliers for key elements of the mine development, including the provision of power to the site.

On May 9, 2008, the Company and Gold Fields Holdings Company BVI Ltd. (“Gold Fields”) entered into a letter of intent (“the LOI”) whereby the Company was to acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil. In January 2009, after efforts to reach a definite agreement were not successful, the Company notified Gold Fields that as contemplated in the LOI, both parties’ obligations were terminated.

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 19,899 hectare Piranha Property, located in Pará State.  The Company has an option to earn 100% of the Piranha Property, with no residual production royalty obligations, by payment of a total of Brazilian Reals (BR) $1,800,000 over three years.

In August 2009 the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, with no residual production royalty obligations, by payment of a total of BR$ 700,000 over three years. The Company can terminate the option agreement at any time without further obligation.

In December 2009, the Company entered into an option agreement under which it may acquire the mineral rights to an additional 7,404 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, by payment of a total of BR$ 2,500,000 over three years. The vendor will retain a 0.5% net smelter royalty which the Company can repurchase for BR$ 3,000,000. The Company can terminate the option agreement at any time without further obligation.

In August 2009 the Company entered into a non-binding letter of intent with Talon Metals Corp. to option the Agua Branca property from Talon’s Brazilian subsidiary.  Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajos region of Para state, Brazil. Effective December 10, 2009, after due diligence by the Company was completed, the parties entered into a definitive agreement under which the Company may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which was expected during the first quarter of 2010, US$130,000 on or before December 31, 2010, and US$1,870,000 two years from the date of the definitive agreement. In addition, and to maintain the option, the Company will expend at least US$500,000 on the property in each of the first two years which will include at least 2,000 meters of core drilling in the first year and will assume existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty which the Company can repurchase for US$2,000,000.

During fiscal 2008, the Company conducted exploration activities at the Crepori Property, and based upon the results of the exploration results elected to terminate the option agreement in April 2008.  Accordingly, the capitalized acquisition and exploration costs totaling $576,694 and $ 20,922 were written off in fiscal 2008 and 2009, respectively, and the Company has no further obligations under the option agreement.

In fiscal 2007, the Company reviewed its exploration results related to the Sucuri property and determined that exploration activities would be suspended during fiscal 2008.  Accordingly, the capitalized exploration costs totaling approximately $708,000 were written off in fiscal 2007.  In fiscal 2008, after additional review of the viability of the property, the Company advised the optionor that the Company would release the Sucuri Property and no further payments would be made under the agreement.  The accumulated acquisition and exploration costs totaling $107,888 were written off in fiscal 2008.

Income from Operations

The Company has not received any revenues from mining operations since inception.  During the years ended January 31, 2010, 2009 and 2008 the Company’s revenues were comprised primarily of interest income on proceeds received from prior financings.

General and administrative expenses totaled approximately $4,697,000 during fiscal 2010 as compared to approximately $3,727,000 during fiscal 2009, representing a net increase of approximately $970,000 or 26%. Included in general and administrative expenses during fiscal 2010 and 2009 were approximately $1,688,000 and $451,000; respectively, of stock compensation expense recorded using the fair value method. The variation in the stock compensation expense from fiscal 2009 to fiscal 2010 is due to the increase in the number of options granted during 2010.  A total of 5,905,000 and 500,000 options were granted in fiscal 2010 and 2009; respectively. A total of 4,170,892 and 584,474 options were forfeited in fiscal 2010 and 2009; respectively.  The Company’s common stock options vest mainly over a period of 18 months, with 25% of the common stock options vesting upon the date of issuance and 12.5% of the common stock options vesting each quarter thereafter.

After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $3,009,000 and $3,275,000 for the fiscal years of 2010 and 2009, respectively, representing a decrease of $267,000 or 8%. The decrease is due primarily to the following: (i) Shareholders relations expense decreased by approximately $304,000 due to the end of a promotional campaign conducted during fiscal 2009; (ii) Professional fees were higher in 2009 by approximately $145,000 as compared to 2010 due to execution of Eldorado and Bom Jardim transactions  in fiscal 2009, and (iii) Salaries increased by  approximately $187,000 in 2010 due to hiring of a new President of  the Company.

General and administrative expenses totaled approximately $3,727,000 during fiscal 2009 as compared to approximately $2,912,000 during fiscal 2008, representing an increase of approximately $815,000 or 28%. The increase was due primarily to the following: (i) the Company incurred consulting fees during fiscal 2009 totaling approximately $156,000 related to the Eldorado transaction; (ii) directors’ fees totaling $93,500 were awarded in fiscal 2009 and no directors’ fees were awarded during the similar period in 2008; (iii) an increase in professional fees totaling approximately $302,000 related to the increased activity in the Company during fiscal 2009, primarily legal fees related to the Eldorado transaction and the proposed Bom Jardim transaction and geology consulting fees incurred in evaluating prospective property acquisitions in Brazil; and (iv) a promotional campaign to investors conducted during fiscal 2009 costing approximately $250,000.

The Company anticipates that general and administrative expenses during fiscal 2011 will increase from the level experienced in fiscal 2010 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties.

Selected Quarterly Financial Information

For the three months ended	Net Revenues	Net Loss	Basic and Diluted Net Loss Per Share
	(In Canadian dollars)
	(000’s except for net loss per common share data)
April 30, 2008	13	(1,013)	(0.01)
July 31, 2008	7	(832)	(0.01)
October 31, 2008	55	(674)	(0.01)
January 31, 2009	29	(761)	(0.01)
April 30, 2009	5	(784)	(0.01)
July 31, 2009	37	(1,008)	(0.01)
October 31, 2009	120	(740)	(0.01)
January 31, 2010	12	(2,109)	(0.02)

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company’s business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows except for the capitalization of mineral properties and deferred expenditures  as discussed in Note 21 to Notes to Consolidated Financial Statements.

Fluctuations in Foreign Currency Exchange Rates

The Company raises its equity in Canadian dollars and its exploration expenditures are generally denominated in United States dollars.  As a result, the Company’s expenditures are subject to foreign currency fluctuations.  Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount of exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Impact of Inflation

As the Company is not anticipating recording sales and revenues from operations in the short term, a discussion of the effect of inflation and changing prices on its operations is not relevant.

Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be adversely impacted.

The Company’s business plan to acquire additional exploration prospects, continue exploration activities on its current projects, and, if warranted, undertake development and mining operations, is subject to numerous risks and uncertainties, including the following:

Lack of Proven Properties and Development Funds.  At this point, all of the Company’s exploration prospects and property interests (collectively the “Properties”) are gold prospects in Brazil, and the Company has no income from operations.  Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.

Limited Exploration Prospects.  The Company’s existing properties are all gold prospects in Brazil.  Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets.  The Company’s operations could be significantly affected by changes in the market price of gold, as the economic viability of the Company’s projects is heavily dependent upon the market price of gold.  Additionally, the Company’s projects are subject to the laws of Brazil and can be negatively impacted by the existing laws and regulations of that country, as they apply to mineral exploration, land ownership, royalty interests and taxation, and by any potential changes of such laws and regulations.

Title to Properties.  The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment.  The Company does not maintain title insurance on its properties.

Environmental Laws.  The exploration programs conducted by the Company are subject to national, state and/or local regulations regarding environmental considerations in the jurisdiction where they are located.  Most operations involving exploration or production activities are subject to existing laws and regulations relating to exploration and mining procedures, reclamation, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners.  The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations.  However, at this time, the Company is exploring its Properties and does not anticipate preparing environmental impact statements or assessments until such time as the Company believes one or more of its Properties will prove to be commercially feasible.

Exploration and Development Risks.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, the Company has prepared a preliminary economic assessment of one of the Company’s properties, the Tocantinzinho Property.  The remaining properties are an early stage exploration prospect and the Company has formed no estimate of a potential ore body.  The grade of any ore ultimately mined may differ from that indicated by drilling results.  Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that all the current development programs planned by the Company will result in a profitable commercial mining operation. Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Competition. The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Political Risk. Properties in which the Company has an interest are located in the Amazon basin in Brazil, which may be of particular interest or sensitivity to one or more interest groups.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as business laws, environmental laws, native land claims entitlements or procedures and mineral rights and mining laws, affecting the Company’s business in that area.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in such areas.

Potential Dilution to Existing Shareholders.  The Company may require additional financing in order to complete full exploration of its mineral properties.  The Company anticipates that it may sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security.  The effect of additional issuances of equity securities will result in dilution to existing shareholders.

Insurance Coverage.   Mineral exploration is subject to risks of human injury, environmental and legal liability and loss of assets.  The Company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or, in some cases, insurance may not be available for certain risks.  Occurrence of events for which we are not insured could have a material adverse effect on the Company’s financial position or results of operations.

Key Executives.   The Company is dependent on the services of key executives, including its Chairman and Chief Executive Officer, Mark E. Jones, III, its President and Chief Operations Officer, James J. Komadina, its Director and retired President, Leendert G. Krol, and its Vice President of Exploration, Elton

L. S. Pereira.  Each of the above individuals has many years of background in the mining industry.  The Company may not be able to replace that experience and knowledge with other individuals.

C.  Financial Condition; Liquidity and Capital Resources.

As of January 31, 2010, the Company had working capital of $4,892,539 as compared to working capital of $4,586,023 at January 31, 2009.  At January 31, 2010, the Company had current assets of $5,747,779, including $5,704,919 in cash and cash equivalents and $42,860 in other current assets compared to total current liabilities of $855,240.

In November 2009, the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804.  The Company paid brokerage cash commission on the placement of $308,867 plus additional share issuance costs totaling $113,315.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 3,829,849 warrants would entitle the holder to purchase one additional share of the Company at $1.00 until May 3, 2011. Additionally, , brokerage agents received 475,180 agent’s warrants, entitling the holder to purchase one additional unit of the Company at $0.65 until May 3, 2011; each unit consists of one common share and one half of one share purchase warrant (the “underlying warrant”), entitling the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011.

In July 2008, the Company closed a private placement with Eldorado Gold Corporation (“Eldorado”) by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000.  The Company paid stock issuance costs totaling $38,200.  Each Unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each full warrant would entitle the holder to acquire one additional share at a price of $1.30 per share until January 24, 2010. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The shares, warrants and any shares issued upon exercise of the warrants are subject to a four month hold period during which the securities may not be traded except as permitted by the Securities Act and the Rules made there under and the TSX Venture Exchange.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company.  Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars.

In March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000.  The Company paid a brokerage commission on the placement of $372,960.  Each unit consisted of one common share and one half of one share purchase warrant.  Each whole warrant would entitle the holder to purchase one additional share of the Company at $1.60 for one year.  Subsequent to January 31, 2008, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00. The 4,626,666 warrants expired unexercised.

During fiscal 2010 and 2009 no stock options were exercised. During fiscal 2008 the Company received cash proceeds of $13,500 representing the exercise of 75,000 stock options, by officers, directors, employees and consultants at exercise prices from $0.10.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations.  The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party.  Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, which were due and paid in February 2008 and 2009.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

The Company, except for the Tocantinzinho Property, has no other properties that have proven to be commercially developable, and has no significant revenues from mining operations.  The rights and interests in the Tocantinzinho, Piranhas, Agua Branca and Bom Jardim Properties in Brazil constitute the Company’s current mineral holdings.  While the Company believes it has sufficient working capital as of this date to meet its commitments during 2010, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to acquire and conduct additional exploration activities on new prospects.  Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.  The Company may seek additional equity financing during fiscal 2011, including the potential exercise of outstanding options and warrants.  The inability of the Company to raise further equity financing could adversely affect the Company’s business plan, including its ability to acquire additional properties and perform exploration activities on existing properties.  If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts.  Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property writedowns, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

D.  Trend Information

The cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company’s liquidity and capital resources.  If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its Properties.

E.  Off-Balance Sheet Arrangements.

As of May 12, 2010, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  Contractual Obligations

As of January 31, 2010, the Company’s operating lease obligations were approximately as follows :

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	$206,545	$106,545	$100,000	$-	$-

Additionally, the Company has payments totaling BR$4,875,000 required to maintain its interest in the Piranhas Properties.  While these payments are not fixed obligations since the Company can abandon the Properties at any time without penalty or further payments, these payments are required in order to maintain the Company’s interest.  The timing of all such payments is as follows (all amounts are approximate and in Canadian dollars based on the exchange rate as of January 31, 2010):  $154,000, $260,000, $1,545,000 and $727,000, due in fiscal years 2011, 2012, 2013 and 2014, respectively.

Additionally, the Company has payments totaling US$2,060,000 required to maintain its interest in the Agua Branca Property.  The amount of US$60,000 is due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”), US$130,000 on or before December 31, 2010, and US$1,870,000 in two years from the date of the definitive agreement. To maintain the option, the Company has to spend at least US$500,000 on the property in each of the first two years which includes at least 2,000 meters of core drilling in the first year. In addition, the Company will assume all existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty, which the Company can repurchase for US$2,000,000.

G.  Related Parties

During fiscal 2010, 2009 and 2008, the Company paid consulting fees of $132,000, $127,785 and $181,895 respectively to directors for advisory services, and paid directors’ fees of $ 159,061, $93,500 and $Nil respectively to directors for advisory services.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

H.  Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Actual results may differ from those estimates.

Mineral Properties and Deferred Expenditures
Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by related sundry income, to be amortized over the recoverable mineral reserves if a property is commercially developed.  When an area is disproved or abandoned, capitalized expenditures are written down to net realizable value.  The Company recorded write-downs totaling approximately $Nil and $21,000 during the fiscal years of 2010 and 2009.

Long-Lived Assets
Long-lived assets include mineral properties and deferred expenditures, and property and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Income Taxes
The Company files a separate Canadian income tax return.  The Company’s United States subsidiaries file a consolidated United States income tax return.  Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Stock Based Compensation
The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted after February 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model.  The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus.  Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009	2008
Expected dividend yield	0%	0%	0%
Expected volatility	85-89%	72-82%	69-71%
Risk-free interest rate	1.4 to 2.3%	2.2 to 3.1%	4.0 to 4.5%
Expected life	3.5 years	3.2 to 3.5 years	2.5 to 3.5 years
Weighted average fair value of options granted	$ 0.34	$ 0.28	$ 0.33

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three years ending January 31, 2010 are as follows:

	2010	2009	2008
Consulting	$38,833	$47,980	$122,683
Salaries	1,649,461	403,313	342,992
	$1,688,294	$451,293	$465,675

These amounts have also been recorded as contributed surplus on the consolidated balance sheets.

I.  Recent Accounting Pronouncements

The Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections on a prospective basis.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

General Standards of Financial Statement Presentation

Section 1400, “General Standards of Financial Statement Presentation”, includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Comprehensive Income

Section 1530, “Comprehensive Income”, specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until such items are realized.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity.

Accordingly, a consolidated statement of operations and comprehensive loss forms part of the Company’s consolidated financial statements and displays current period net income (loss) and other comprehensive income (loss).  Other comprehensive income consists of unrealized gains on available-for-sale financial assets.  The cumulative changes in other comprehensive income are included in accumulated other comprehensive income within shareholders’ equity on the consolidated balance sheet.

Capital Disclosures

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed, and requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company immediately adopted this amended standard in 2010 with no impact on its financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaced Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally.

Financial Instruments - Disclosures

In June 2009, the CICA Handbook Section 3862, “Financial Instruments – Disclosures”, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The additional disclosure is intended to enable users to evaluate:

•	the significance of financial instruments for the Company’s financial position and performance;
•	the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and
•	how the Company manages those risks.

Financial Instruments - Presentation

Section 3863, “Financial Instruments – Presentation”, enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

Hedges

Section 3865, “Hedges”, specifies the criteria under which hedge accounting is permissible and how hedge accounting may be performed.  As at January 31, 2010 and 2009, the Company had not designated any hedging relationships.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than as held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments, and permits different policy choices for financial instruments that are not similar.  EIC-166 requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA Emerging Issues Committee issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  It requires an entity to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  This EIC is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  Retrospective application with restatement of prior periods is permitted but not required.  The application of incorporating credit risk into the fair value may result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption, with any resulting difference recorded in retained earnings (deficit), except when derivatives in a fair value hedging relationship are accounted for by the short cut method (the difference is adjusted to the hedged item) and for derivatives in a cash flow hedging relationship (the difference is recorded in accumulated other comprehensive income). The Company has evaluated this new section and has determined that the adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174, “Mining Exploration Costs”.  This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  The Company immediately adopted the EIC with no impact on its consolidated financial statements.

Recent Accounting Pronouncements in Canada

The following recently issued accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

Section 1582, Business Combinations

Section 1582 applies prospectively to the Company’s business combinations on or after January 1, 2011.  Early adoption of this recommendation is permitted.  This section replaces Section 1581, “Business Combination”, and harmonizes the Canadian accounting standards with International Financial Reporting Standards (“IFRS”).  Under the new guidance, the purchase price used in a business combination will be the new fair value of the shares exchanged at their market price on the date of the exchange.  Currently, when shares are issued, they are valued based on the market price for a reasonable period before and after the date the acquisition is agreed upon and announced.  Under the new guidelines, all acquisition costs are expensed where currently they are capitalized as part of the acquisition costs.  There are also a number of other differences between the new guidelines and current GAAP.  The Company does not expect the adoption of this pronouncement to impact the consolidated financial statements.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests

Section 1601 and 1602 change the accounting and reporting of ownership in interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated balance sheet within equity, but separately from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners.  These standards apply prospectively to business combinations from January 1, 2011. The Company has evaluated this new section and has determined that the adoption of these new requirements has not had a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.  The Company is assessing the impact of the conversion from GAAP to IFRS on the financial statements and will develop a conversion implementation plan.

Recent Accounting Pronouncements in the United States

1.
In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financialposition, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 (the Company’s fiscal year beginning February 1, 2009), with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

2.
In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, which sets out the framework for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP. Up to now, the US GAAP hierarchy has been defined in the US auditing literature. Because of the interrelationship with the auditing literature, SFAS 162 will be effective 60 days following the SEC’s approval of the PCAOB’s amendment to their auditing standards. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

3.
In May 2008, FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60”. This Statement clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities. This Statement also requires expanded disclosures about financial guarantee insurance contracts. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for some disclosures about the insurance enterprise’s risk-management activities. This Statement requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period (including interim periods) beginning after issuance of this Statement. Except for those disclosures, earlier application is not permitted. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

4.
In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)” (“FSP No. APB 14-1”). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. FSP No. APB 14-1 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. FSP No. APB 14-1 will be applied retrospectively to all periods presented. The cumulative effect of the change in accounting principle on periods prior to those presented will be recognized as of the beginning of the first period presented. An offsetting adjustment will be made to the opening balance of retained earnings for that period, presented separately.  The adoption of APB 14-1 is not expected to have a material impact upon the Company’s financial position or results of operations.

5.
In May 2009, FASB issued SFAS No. 165, “Subsequent Events”. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: 1. The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements 2. The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements 3. The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

6.
In June 2009, FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”. Effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar-year basis. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

7.
In June 2009, FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”. The objective of this Statement is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.

8.
In June 2009, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing” (“EITF 09-1”). This Issue applies to entities that enter into share-lending arrangements on their own shares in contemplation of a convertible debt offering or other financing. This Issue is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The adoption of EITF 09-1 is not expected to have a material impact on the Company’s financial position or results of operations.

9.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification™ (“Codification”) as the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009, which corresponds to the Company’s third quarter of fiscal 2010. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification.  The adoption of SFAS 168 will not have an impact on the Company’s consolidated financial statements.

J.  Disclosure of Outstanding Share Data

As of May 13, 2010, the Company has issued and outstanding a total of 93,197,320 common shares. The Company had a total of 8,942,619 warrants to purchase common shares outstanding as of May 13, 2010, as follows:

Number of Warrants Outstanding	Exercise Price	Date of Expiry
4,400,000	$1.00	January 24, 2011
3,829,849	$1.00	May 3, 2011
475,180	$0.65	May 3, 2011
237,590	$1.00	May 3, 2011

In November 2008, the Company’s board of directors approved the adoption of a Shareholder Rights Plan (the “Rights Plan”).  By an agreement dated May 14, 2009, the Company amended its Rights Plan, and on June 12, 2009 shareholders ratified the Rights Plan, as amended, to maintain it in full force and effect. The Rights Plan, as amended, have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier.  The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting.

The Rights Plan has been implemented by way of a rights plan agreement (the “Rights Plan Agreement”) which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the “Board”) considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company’s shareholders. The Rights Plan Agreement was adopted to ensure equal treatment of shareholders and to provide the Board with sufficient time, in the event of a take-over bid or tender offer for voting shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganization or restructuring. The directors need time to consider, and if appropriate, pursue such alternatives.

Equity Compensation Plan Information as of April 30, 2010
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,731,059	$0.88	3,268,941
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	9,731,059	$0.88	3,268,941

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. Most of the options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years.  Options are issued at the discretion of the Board of Directors.

K.  Other Information

Subsequent Events

On May 12, 2010, the Company entered into an agreement with Eldorado Gold Corporation (“Eldorado”), in which Eldorado would acquire, by way of court approved Plan of Arrangement, all the issued and outstanding shares of the Company. Each share of the Company will be exchanged for 0.0675 of a share of Eldorado, which together with the contemplated spin out of New Brazauro would value Brazauro at C$1.33 per share, representing a premium of 92% to the closing price of Brazauro shares on the TSX Venture Exchange, as at May 11, 2010.

Through the transaction, Eldorado would acquire Brazauro’s flagship Tocantinzinho project as well as the Company’s Água Branca and Piranhas properties. Eldorado has had an option to purchase a majority interest in Tocantinzinho for the past two years and has been actively exploring the property.  The remaining exploration assets of Brazauro will become assets of a newly incorporated company and all holders of Brazauro shares, except Eldorado, would receive one share of the new company for each share held of Brazauro. In addition, Eldorado will provide C$10 million in funding to the new company upon the closing of the transaction.

All of the Company’s unexercised options and warrants will be exercisable for Eldorado shares on identical terms, adjusted in respect of exercise price and number, on the same exchange ratio being offered for the shares of the Company.

The Arrangement has been approved by the boards of directors of Brazauro and will be subject to, among other things, approval by holders of 66 2/3% of the Brazauro common shares, options and warrants voting as a single class and approval by a majority of Brazauro common shareholders, other than Eldorado, at a special meeting of Brazauro security holders called to approve the transaction.

The proposed transaction was reviewed by a Special Committee of Independent Directors of Brazauro and by the Company’s full Board of Directors.  The Board determined that the Arrangement is fair to the

Brazauro security holders, is in the best interests of Brazauro and recommends that Brazauro security holders accept the offer and vote in favor of the Plan of Arrangement that will complete the transaction.

In management opinion the Company shareholders have realized significant and immediate value for the Tocantinzinho Project and will continue to be exposed to its ongoing development through their ownership in Eldorado and to several quality exploration projects through their ownership in New Brazauro

In the event that the transaction is not completed, Brazauro has agreed to pay Eldorado a termination fee equal to C$4.8 million, under certain circumstances. Brazauro has also provided Eldorado with certain other customary rights, including a right to match competing offers.

The transaction is expected to close by July 15, 2010 and is subject to customary Court and regulatory approvals.

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.